NEWS RELEASE

Fortuna Reports Results for the Fourth Quarter and Full Year 2022

(All amounts expressed in US dollars, tabular amounts in millions, unless otherwise stated)

Vancouver, March 15, 2023: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) (“Fortuna” or the “Company”) today reported its financial and operating results for the fourth quarter and full year 2022.

Fourth Quarter and Full Year 2022 highlights

Financial

●Adjusted net income1 of $7.2 million or $0.02 per share in Q4 2022, totaling $42.6 million, or $0.15 per share for the full year 2022
●Net loss for the quarter of $160.4 million or $0.52 per share after non-cash impairment charges net of tax of $164.5 million in Q4 2022, totaling a net loss of $135.9 million for the full year 2022
•Adjusted EBITDA1 of $55.8 million in Q4 2022; totaling $245.5 million for the full year 2022
●Free cash flow from ongoing operations1 of $4.4 million in Q4 2022; totaling $69.2 million for the full year 2022
●Share buybacks of $5.9 million completed during 2022
●Liquidity as at December 31, 2022 was $150.5 million

Operational

•Silver and gold production of 1,746,746 ounces and 64,112 ounces respectively in Q4 2022; 6,907,275 ounces and 259,427 ounces for the full year 2022; gold equivalent3 production of 401,878 ounces for the full year 2022.
•Q4 2022 cash costs1 per ounce of gold of $815 for the Lindero Mine and $818 for the Yaramoko Mine.  Cash costs1,2 per silver equivalent ounce of payable silver sold of $11.16 for the San Jose Mine and $12.46 for the Caylloma mine.
•Q4 2022 AISC1 per ounce of gold sold of $1,221 for the Lindero Mine and $1,829 for the Yaramoko Mine. AISC1,2 per silver equivalent ounce of payable silver sold of $15.53 and $20.30 for the San Jose Mine and Caylloma Mine, respectively
•Full year 2022 AISC1 per ounce of gold sold of $1,142 for the Lindero Mine and $1,529 for the Yaramoko Mine. AISC1,2 per silver equivalent ounce of payable silver sold of $15.11 and $17.97 for the San Jose Mine and Caylloma Mine, respectively
•Lost Time Injury Frequency Rate (LTIFR) of 0.39 and Total Recordable Injury Frequency Rate (TRIFR) of 2.32 at the end of the year, with one fatal accident (refer to Fortuna’s news release January 28, 2022) and five lost time injury incidents recorded during the year.

Growth and Development

●Séguéla Project construction 93% complete as of the end of February 2023. On-time and on-budget for first gold pour in mid 2023
●In 2022, exploration success at the Sunbird discovery at Séguéla has resulted in a new mineral deposit including an Indicated Mineral Resource of 3.2 million tonnes at an average grade of 2.66 g/t gold containing 279,000 ounces and an Inferred Mineral Resource of 4.2 million tonnes at an average grade of 3.73 g/t gold containing 506,000 ounces (refer to Fortuna news release dated December 5, 2022).

1 Refer to Non-IFRS financial measures

2 AISC/oz Ag Eq calculated at realized metal prices, refer to mine site results for realized prices and Non-IFRS Financial Measures for silver equivalent ratio

3 Gold equivalent production includes gold, silver, lead and zinc and is calculated using the following metal prices: $1,802/oz Au, $21.75/oz Ag, $2,161/t Pb and $3,468/t Zn or Au:Ag = 1:82.89, Au:Pb = 1:0.83, Au:Zn = 1:0.52

Fortuna | 1

Jorge A. Ganoza, President and CEO, commented, “Fortuna finished the year in line with production guidance, with only a slight miss in cost guidance at the Lindero Mine in spite of strong inflationary pressures.  Our business continued to generate healthy free cash flow from ongoing operations of $69.2 million and adjusted results of $245.5 million in Adjusted EBITDA, and adjusted net income of $42.6 million or $0.15 per share.”  Mr. Ganoza added, “As we look forward to 2023 we expect to increase production and improve costs in the second half of the year as our new Séguéla flagship asset comes into production."

Fourth Quarter 2022 and Full Year 2022 Consolidated Results

	Three months ended December 31,			Years ended December 31,
(Expressed in millions)	2022	2021	% Change	2022	2021	% Change
Sales	164.7	198.9	(17%)	681.5	599.9	14%
Mine operating income	26.0	58.3	(55%)	146.8	205.5	(29%)
Operating (loss) income	(173.1)	38.9	(545%)	(113.6)	136.9	(183%)
Net (loss) income	(160.4)	16.6	(1,066%)	(135.9)	59.4	(329%)
(Loss) earnings per share - basic	(0.52)	0.05	(1,148%)	(0.44)	0.24	(283%)
Adjusted net income[1]	7.2	29.1	(75%)	42.6	100.6	(58%)
Adjusted EBITDA[1]	55.8	89.6	(38%)	245.5	280.7	(13%)
Net cash provided by operating activities	49.6	57.1	(13%)	194.2	147.1	32%
Free cash flow from ongoing operations[1]	4.4	28.2	(84%)	69.2	86.0	(20%)
Capital expenditures[2]
Sustaining	33.9	31.6	7%	98.1	77.2	27%
Non-sustaining[3]	(2.3)	2.6	(188%)	8.2	9.5	(14%)
Lindero construction	-	-	0%	-	12.8	(100%)
Séguéla construction	23.5	19.8	19%	107.7	34.2	215%
Brownfields	6.5	8.2	(21%)	23.3	18.9	23%
As at				December 31, 2022	December 31, 2021	% Change
Cash and cash equivalents				80.5	107.1	(25%)
Net liquidity position				150.5	187.1	(20%)

[1] Refer to Non-IFRS Financial Measures section at the end of this news release and to the MD&A accompanying the Company’s financial statements filed on SEDAR at www.sedar.com for a description of the calculation of these measures.

[2] Capital expenditures are presented on a cash basis
[3] Non-sustaining expenditures include greenfields exploration
Figures may not add due to rounding

Fourth Quarter 2022 Results

Net loss for the period was $160.4 million compared to net income of $16.6 million in Q4 2021. The loss in the quarter is explained by impairment charges of $164.5 million ($182.8 million before tax) related to the following assets:

●	A net impairment of $85.4 million at Yaramoko ($103.5 million before tax) resulting from the impact of inflation on operating and capital costs, a reassessment of exploration potential, and an updated estimate of mineral reserves at the 55 Zone crown pillar recovery that resulted in a reduction of 166,000 ounces of gold.
●	A net impairment of $70.2 million at Lindero resulting from the impact of inflation on operating and capital costs and an increase in discount rates compared to 2021
●	A net impairment of $8.9 million ($9.2 million before tax) at San Jose resulting from the impact of inflation on operating costs and exploration investments not achieving full replacement of production depletion

After adjusting for impairment charges and other non-recurring items, adjusted net income was $7.2 million or $0.02 per share compared to $29.1 million or $0.10 per share in Q4 2021.  The decrease was mainly due to lower sales volume and lower average silver price of $21.4/oz compared to $23.4/oz in Q4 2021, and higher cash costs across our operations explained mostly by persistent inflationary trends throughout 2022.

Sales for the quarter were $164.7 million, a $34.2 million decrease from the $198.9 million reported in the same period in 2021.  The decrease was explained mostly by lower sales volume at Lindero, San Jose, and Yaramoko, lower silver prices of 9% and slightly lower gold prices.

Fortuna | 2

Adjusted EBITDA for the quarter was $55.8 million, a margin of 34% over sales, compared to $89.6 million reported in the same period in 2021, representing a margin of 45% over sales.  The main driver for the decrease in EBITDA was the reduction in sales combined with higher operating costs as described above.

Net cash generated by operations for the quarter was $49.6 million or $0.19 per share compared to $57.1 million or $0.38 per share in Q4 2021.  The decrease reflects lower EBITDA of $33.8 million partially offset by neutral change in working capital in the current quarter compared to a negative change of $17.7 million in Q4 2021, and lower income taxes paid of $11.7 million. Additionally, the comparative quarter included a $9.6 million payment related to the settlement to the disputed Mexican royalty claim by the Mexican Geological Survey Agency.

Free cash flow from ongoing operations for the quarter was $4.4 million compared to $28.2 million in Q4 2021.  The decrease reflects lower net cash generated by operations and higher capex of $26.1 million.

Full Year 2022 Results

Net loss for the year was $135.9 million, compared to a net gain of $59.4 million in 2021.  The loss in 2022 is explained by impairment charges of $164.5 million ($182.8 million before tax) related to the Lindero, San Jose and Yaramoko Mines as explained above.

After adjusting for impairment charges and other non- recurring items, adjusted net income was $42.6 million compared to $100.6 million in 2021.  The decrease was mainly due to a higher cost per ounce across our operations related, to a large extent, to persistent inflationary trends throughout 2022, and lower average silver price of $21.8/oz compared to $25.2/oz in 2021

Sales for the year were $681.5 million, an $81.6 million increase from the $599.9 million reported in 2021.  The increase was explained mostly by the full contribution of Yaramoko in 2022 compared to six months in 2021 partially offset by a lower average silver price of 13.5%.

Adjusted EBITDA for the year was $245.5 million, a margin of 36% over sales, compared to $280.7 million reported in 2021, representing a margin of 47% over sales. The main driver for the decrease in EBITDA was a higher operating cost base combined with lower silver prices.  From a segment perspective Yaramoko´s added EBITDA contribution year over year of $34.9 million was offset by lower EBITDA at San Jose of $42.4 million as a result mostly of lower production and lower metal prices.  At Lindero a volume driven increase in sales compared to the prior year was offset by a higher cost base.  Other items contributing to lower EBITDA were higher corporate G&A of $6.4 million, higher share-based payment charges of $6.1 million and higher foreign exchange charges of $2.8 million.

Net cash generated by operations for 2022 was $194.2 million or $0.67 per share compared to $147.1 million or $0.61 per share in 2021. The increase, in spite of lower EBITDA of $34.3 million was due to non-recurrent charges in 2021 of $38.9 million related to the disputed Mexican royalty claim by the Mexican Geological Survey Agency ($11.0 million) and Roxgold acquisition transaction expenses ($27.9 million), as well as lower negative changes in working capital of $21.6 million in 2022, and lower income tax paid of $20.5 million.

Free cash flow from ongoing operations for 2022 was $69.2 million compared to $86.0 million in 2021.  The decrease, after adjusting net cash generated by operations for the $38.9 million of non-recurrent payments in 2021 described above, reflects higher capex of $90.5 million related mostly to the full year of production at Yaramoko, and lower taxes.

Fortuna | 3

Liquidity

Total liquidity available to the Company as at December 31, 2022 was $150.5 million, comprised of $80.5 million of cash and cash equivalents and $70.0 million undrawn on the Company’s revolving $250.0 million credit facility.

Séguéla Construction

As of December 31, 2022, the Séguéla Project had approximately $38.2 million in payments remaining of the project’s $173.5 million construction budget, and the project remains on time and on budget. The Company’s cash and cash equivalents balance, free cash flow from ongoing operations and undrawn amounts of the credit facility are expected to be sufficient to fund the construction of the Séguéla Project.

Lindero Mine, Argentina

	Three months ended December 31,		Years ended December 31,
	2022	2021	2022	2021
Mine Production
Tonnes placed on the leach pad	1,334,509	1,457,733	5,498,064	6,453,647

Gold
Grade (g/t)	0.80	1.04	0.81	0.96
Production (oz)	29,301	36,072	118,418	104,161
Metal sold (oz)	27,847	36,389	117,076	100,177
Realized price ($/oz)	1,732	1,802	1,803	1,785

Unit Costs
Cash cost ($/oz Au)[1]	815	585	740	617
All-in sustaining cash cost ($/oz Au)[1]	1,221	994	1,142	1,116

Capital expenditures ($000's) [2]
Sustaining	3,973	7,214	18,035	27,522
Non-sustaining	–	233	169	323
Brownfields	184	389	1,288	875

1 Cash cost and AISC are non-IFRS financial measures. Refer to Non-IFRS Financial Measures section at the end of this news release and to the MD&A accompanying the Company’s financial statements filed on SEDAR at www.sedar.com for a description of the calculation of these measures.

2 Capital expenditures are presented on a cash basis.

Quarterly Operating and Financial Highlights

In the fourth quarter of 2022, a total of 1,334,509 tonnes of ore were placed on the heap leach pad, averaging 0.80 g/t gold, containing an estimated 34,350 ounces of gold. Gold production for Q4 2022 totaled 29,301 ounces, representing a 19% decrease over Q4 2021. Lower gold production is attributed to an 8% decrease in tonnes and a 23% decrease in gold grade for ore placed on the pad, compared to the fourth quarter of 2021. This was partially offset by improved gold recovery. Gold grade for the quarter was in line with the mining plan and Mineral Reserve estimate. Mine production for the quarter was according to management’s expectations, with a total of 1.9 million tonnes of ore mined in the fourth quarter, at a strip ratio of 0.54:1.

Cash cost per ounce of gold for the three months ended December 31, 2022 was $815 compared to $585 in the fourth quarter of 2021. Cash cost per ounce of gold for the year ended December 31, 2022 was $740 compared to $617 in the 2021. Cash cost per ounce of gold was higher due higher operations costs primarily due to inflation, lower stripping capitalization and lower gold production.

All-in sustaining cash cost per gold ounce sold was $1,221 during Q4 2022 and $1,142 in 2022 compared with $994 in the fourth quarter of 2021 and $1,116 in 2021. All-in sustaining cash cost for the fourth quarter of 2022 was impacted by the issues described above, partially offset by lower export taxes and a positive by-product effect.

Fortuna | 4

Sustaining capital for the quarter primarily consisted of spending on the leach pad, mine maintenance and other minor projects. Construction work on Phase-2 is planned to commence in 2023. Brownfields capital primarily relates to exploration at the Arizaro project.

Yaramoko Mine Complex, Burkina Faso

	Three months ended December 31,		Years ended December 31,
	2022	2021	2022	2021
Mine Production
Tonnes milled	142,694	132,188	546,651	258,866

Gold
Grade (g/t)	6.45	6.99	6.37	7.13
Recovery (%)	98	98	98	98
Production (oz)	26,190	28,787	106,108	57,538
Metal sold (oz)	26,250	29,077	107,433	56,571
Realized price ($/oz)	1,742	1,796	1,802	1,789

Unit Costs
Cash cost ($/oz Au)[1]	818	754	840	739
All-in sustaining cash cost ($/oz Au)[1]	1,829	1,436	1,529	1,317

Capital expenditures ($000's) [3]
Sustaining	18,994	13,520	45,665	21,387
Brownfields	2,855	47	5,873	138

1 The Yaramoko Mine was acquired as part of the acquisition of Roxgold which completed on July 2, 2021. Comparative figures in 2021 are included from July 2, 2021 onward.

2 Cash cost and AISC are non-IFRS financial measures. Refer to Non-IFRS Financial Measures section at the end of this news release and to the MD&A accompanying the Company’s financial statements filed on SEDAR at www.sedar.com for a description of the calculation of these measures.

3 Capital expenditures are presented on a cash basis.

The Yaramoko Mine produced 26,190 ounces of gold in the fourth quarter of 2022 with an average gold head grade of 6.45g/t, which is in line with the mining sequence and Mineral Reserve estimate and an 8% decrease over Q4 2021. The decrease in production was due to lower head grades. However, grades for the full year were in line with planned estimates.

Cash cost per gold ounce sold was $818, compared to $754 in the fourth quarter of 2021, and $840 for the year 2022 compared to $739 in 2021, primarily due to higher mining service costs related to inflation and variation in orebody sequence. This was partially offset by favorable foreign exchange rates.

All-in sustaining cash cost per gold ounce sold was $1,829 for Q4 2022 and $1,529 for 2022, compared to $1,436 and $1,317 for the same period in 2021, as a result of decreased production, increased cash cost, and an increase in capital expenditures.

Sustaining capital expenditure related mainly to mine development, including the QV Prime project in Bagassi South. Brownfields expenditure was higher due to greater amounts of diamond drilling as well as further development of the 109 Zone.

Fortuna | 5

San Jose Mine, Mexico

	Three months ended December 31,		Years ended December 31,
	2022	2021	2022	2021
Mine Production
Tonnes milled	259,500	262,802	1,029,590	1,041,154
Average tonnes milled per day	2,883	2,920	2,925	2,964

Silver
Grade (g/t)	194	219	191	209
Recovery (%)	91	93	91	92
Production (oz)	1,473,627	1,717,533	5,762,562	6,425,029
Metal sold (oz)	1,482,452	1,729,152	5,755,330	6,433,808
Realized price ($/oz)	21.37	23.39	21.73	25.15

Gold
Grade (g/t)	1.13	1.27	1.14	1.29
Recovery (%)	90	92	90	91
Production (oz)	8,499	9,929	34,124	39,406
Metal sold (oz)	8,621	9,983	34,201	39,404
Realized price ($/oz)	1,734	1,797	1,802	1,798

Unit Costs
Production cash cost ($/t)[2]	86.26	79.66	81.33	75.80
Production cash cost ($/oz Ag Eq)[1,2]	11.16	9.35	10.56	9.30
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	15.53	14.92	15.11	14.38

Capital expenditures ($000's) [3]
Sustaining	3,695	5,137	15,731	14,492
Non-sustaining	–	518	869	2,294
Brownfields	961	2,176	5,606	8,784

1 Production cash cost silver equivalent and All-in sustaining cash cost silver equivalent are calculated using realized metal prices for each period respectively.

2 Production cash cost, Production cash cost silver equivalent, and All-in sustaining cash cost silver equivalent are Non-IFRS Financial Measures, refer to Non-IFRS Financial Measures section at the end of this news release and to the MD&A accompanying the Company’s financial statements filed on SEDAR at www.sedar.com for a description of the calculation of these measures.

3 Capital expenditures are presented on a cash basis.

In the fourth quarter of 2022, the San Jose Mine produced 1,473,627 ounces of silver and 8,499 ounces of gold, 14% and 14% lower, respectively, when compared to the equivalent period in 2021. The decrease is mainly due to lower head grades, albeit in line with management´s expectations based on the mining sequence and Mineral Reserve estimate.

Material mined using sublevel stopping (SLS) methods was increased in 2022, representing 35 percent of ore sent to the plant. The operation plans for the SLS contribution to reach 60 percent of total ore production in 2023. In the second quarter of 2022, a new underground shotcrete plant was commissioned which reduced mining cycles and partially offset some of the cost increases due to higher haulage distances as the mine deepens.

The cash cost per tonne for the three months ended December 31, 2022 was $86.26 compared to $79.66 in the same period in 2021 primarily due to cost increases related to inflation and higher support costs. Cash cost per tonne for the full year 2022 increased to $81.33 per tonne compared to $75.80 per tonne for 2021 due to higher mine preparation, support and indirect costs.

All-in sustaining cash costs of payable silver equivalent for the three months ended December 31, 2022 and full year 2022 increased 4% and 5% to $15.53 per ounce and 15.11 per ounce, compared to the same periods in 2021. The increases are due to higher cash costs and lower silver equivalent ounces, partially offset by lower capital expenditure.

Sustaining capital expenditures for Q4 2022 and for the year were lower than 2021, as 2021 required additional capital for equipment. Brownfields capital expenditure were lower due to reduced drilling, as the site focused on less capital-intensive exploration.

Fortuna | 6

Caylloma Mine, Peru

	Three months ended December 31,		Years ended December 31,
	2022	2021	2022	2021
Mine Production
Tonnes milled	138,491	137,838	546,186	539,779
Average tonnes milled per day	1,556	1,549	1,539	1,525

Silver
Grade (g/t)	75	73	80	76
Recovery (%)	81	81	81	82
Production (oz)	273,119	262,710	1,144,713	1,073,672
Metal sold (oz)	289,870	243,869	1,156,381	1,074,364
Realized price ($/oz)	21.28	23.39	21.81	25.25

Gold
Grade (g/t)	0.12	0.44	0.14	0.49
Recovery (%)	22	70	32	71
Production (oz)	122	1,374	777	6,086
Metal sold (oz)	—	1,297	603	6,140
Realized price ($/oz)	—	1,798	1,864	1,792

Lead
Grade (%)	3.22	3.20	3.27	3.16
Recovery (%)	89	87	88	88
Production (000's lbs)	8,735	8,419	34,588	32,990
Metal sold (000's lbs)	9,118	7,945	34,869	33,299
Realized price ($/lb)	0.96	1.06	0.98	1.00

Zinc
Grade (%)	4.63	4.25	4.32	4.56
Recovery (%)	89	87	89	88
Production (000's lbs)	12,575	11,380	46,176	47,549
Metal sold (000's lbs)	11,027	11,053	44,770	47,828
Realized price ($/lb)	1.35	1.51	1.57	1.36

Unit Costs
Production cash cost ($/t)[2]	95.70	97.87	92.96	88.41
Production cash cost ($/oz Ag Eq)[1,2]	12.46	13.83	12.34	13.46
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	20.30	20.71	17.97	18.94

Capital expenditures ($000's) [3]
Sustaining	7,188	5,755	18,694	13,758
Brownfields	473	1,027	1,202	3,731

1 Production cash cost silver equivalent and All-in sustaining cash cost silver equivalent are calculated using realized metal prices for each period respectively.

2 Production cash cost, Production cash cost silver equivalent, and All-in sustaining cash cost silver equivalent are Non-IFRS Financial Measures, refer to Non-IFRS Financial Measures section at the end of this news release and to the MD&A accompanying the Company’s financial statements filed on SEDAR at www.sedar.com for a description of the calculation of these measures.

3 Capital expenditures are presented on a cash basis.

The Caylloma Mine produced 273,119 ounces of silver, 8.7 million pounds of lead, and 12.6 million pounds of zinc during the three months ended December 31, 2022. Measured against the comparable quarter of the previous year, silver was 4% higher, primarily due to higher grades mined during the period. Lead production was 4% higher than the comparable period, attributable to higher plant recovery. Zinc production was 11% higher than the comparable period, mainly impacted by higher head grades and improved plant recovery. Gold production totaled 122 ounces with an average head grade of 0.12 g/t.

The cash cost per tonne of processed ore for the three months ended December 31, 2022 increased 2% to $95.70 compared to $97.87 in the same period in 2021. This movement was mainly the result of higher support costs partially offset by increased production. Cash cost per tonne for the full year 2022 increased to $92.96 per tonne compared to $88.41 per tonne for 2021, mainly due to higher mining costs caused by inflation.

Fortuna | 7

The all-in sustaining cash cost of payable silver equivalent for the three month ended December 31, 2022 decreased 2% to $20.30 per ounce compared to $20.71 per ounce for the same period in 2021, as a result of higher sustaining capital expenditures in the quarter.  The all-in sustaining cash cost of payable silver equivalent for the full year 2022 decreased 5% to $17.97 per ounce compared to $18.94 per ounce in 2021 was primarily due to an increase in silver equivalent ounces due to a decrease in realized silver prices, partially offset by higher capital costs.

Sustaining capital expenditures for the quarter increased primarily due to greater investments in sustaining equipment and infrastructure. Expenditures on the developments located in level 16 and level 18 were offset by decreased expenditures on other levels. The decrease in Brownfields capital expenditures was due to significantly lower spending on drilling and development.

Qualified Person

Eric Chapman, Senior Vice President of Technical Services, is a Professional Geoscientist of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration Number 36328), and is the Company’s Qualified Person (as defined by National Instrument 43-101). Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

Non-IFRS Financial Measures

The Company has disclosed certain financial measures and ratios in this news release which are not defined under the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, and are not disclosed in the Company's financial statements, including but not limited to: cash cost per ounce of gold sold; all-in sustaining cash cost per ounce of gold sold; all-in cash cost per ounce of gold sold; total production cash cost per tonne; cash cost per payable ounce of silver equivalent sold; all-in sustaining cash cost per payable ounce of silver equivalent sold; all-in cash cost per payable ounce of silver equivalent sold; free cash flow from ongoing operations; adjusted net income; adjusted EBITDA and working capital.

These non-IFRS financial measures and non-IFRS ratios are widely reported in the mining industry as benchmarks for performance and are used by management to monitor and evaluate the Company's operating performance and ability to generate cash. The Company believes that, in addition to financial measures and ratios prepared in accordance with IFRS, certain investors use these non-IFRS financial measures and ratios to evaluate the Company’s performance. However, the measures do not have a standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other companies. Accordingly, non-IFRS financial measures and non-IFRS ratios should not be considered in isolation or as a substitute for measures and ratios of the Company’s performance prepared in accordance with IFRS. The Company has calculated these measures consistently for all periods presented.

To facilitate a better understanding of these measures and ratios as calculated by the Company, descriptions are provided below. In addition, see “Non-IFRS Financial Measures” in the Company’s management’s discussion and analysis for the fiscal year ended December 31, 2022 (“2022 MD&A”), which section is incorporated by reference in this news release, for additional information regarding each non-IFRS financial measure and non-IFRS ratio disclosed in this news release, including an explanation of their composition; an explanation of how such measures and ratios provide useful information to an investor and the additional purposes, if any, for which management of Fortuna uses such measures and ratio. The 2022 MD&A may be accessed on SEDAR at www.sedar.com under the Company’s profile, Fortuna Silver Mines Inc.

Except as otherwise described in the Q4 2022 MD&A, the Company has calculated these measures consistently for all periods presented.

Fortuna | 8

Reconciliation to Adjusted Net Income for the Three and Twelve Months Ended December 31, 2022 and 2021

	Three months ended December 31,		Years ended December 31,
Consolidated (in millions of US dollars)	2022	2021	2022	2021
Net (loss) income	(160.4)	16.6	(135.9)	59.4
Adjustments, net of tax:
Community support provision and accruals[1]	(0.1)	1.3	(0.1)	1.4
Foreign exchange loss, Lindero Mine[2]	-	0.3	-	4.1
Foreign exchange loss, Séguéla Project	(0.4)	-	0.8	-
Write off of mineral properties	0.3	-	5.1	-
Unrealized loss (gain) on derivatives	0.1	-	(0.4)	-
Impairment of mineral properties, plant and equipment	164.5	-	164.5	-
Roxgold transaction costs	-	-	-	14.1
SGM Royalty settlement	-	1.0	-	9.8
Inventory adjustment	3.8	4.6	8.0	6.3
Accretion on right of use assets	0.5	1.0	2.3	2.2
Other non-cash/non-recurring items	(1.1)	4.3	(1.7)	3.3
Adjusted Net Income	7.2	29.1	42.6	100.6
[1] Amounts are recorded in Cost of sales
[2] Amounts are recorded in General and Administration
Figures may not add due to rounding

Reconciliation to Adjusted EBITDA for the Three and Twelve Months Ended December 31, 2022 and 2021

	Three months ended December 31,		Years ended December 31,
Consolidated (in millions of US dollars)	2022	2021	2022	2021
Net (loss) income	(160.4)	16.6	(135.9)	59.4
Adjustments:
Community support provision and accruals	(0.1)	2.1	(0.1)	1.9
Inventory adjustment	3.8	5.3	8.9	7.0
Foreign exchange loss, Lindero Mine	-	0.3	-	4.1
Foreign exchange loss, Séguéla Project	(0.4)	0.2	0.8	0.2
Net finance items	3.1	3.7	12.1	12.3
Depreciation, depletion, and amortization	45.3	44.8	172.8	122.3
Income taxes	(15.3)	13.5	10.8	47.7
Impairment of mineral properties, plant and equipment	182.8	-	182.8	-
SGM Royalty settlement	-	-	-	9.6
Roxgold transaction costs	-	-	-	14.1
Other non-cash/non-recurring items	(3.0)	3.1	(6.7)	2.1
Adjusted EBITDA	55.8	89.6	245.5	280.7

Figures may not add due to rounding

Reconciliation of Free Cash Flow from ongoing operations for the Three and Twelve Months Ended December 30, 2022 and 2021

In 2022, the Company changed the method for calculating Free Cash Flow from Ongoing Operations. The calculation now uses taxes paid as opposed to the previous method which used current income taxes. While this may create larger quarter over quarter fluctuations due to the timing of income tax payments, management believes the revised method is a better representation of the Free Cash Flow generated by the Company’s ongoing operations. Comparative values from 2021 have been restated using the change in the methodology.

	Three months ended December 31,		Years ended December 31,
Consolidated (in millions of US dollars)	2022	2021	2022	2021
		(Restated)		(Restated)
Net cash provided by operating activities	49.6	57.1	194.2	147.1
Adjustments
Roxgold transaction costs	-	-	-	27.9
Additions to mineral properties, plant and equipment	(39.6)	(35.3)	(113.4)	(90.7)
Mexican royalty payment	-	9.5	3.0	11.1
Other adjustments	(5.6)	(3.1)	(14.6)	(9.4)
Free cash flow from ongoing operations	4.4	28.2	69.2	86.0

Figures may not add due to rounding

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Reconciliation of Cash Cost per Ounce of Gold Sold for the Three and Twelve Months Ended December 31, 2022 and 2021

Lindero Mine		Three months ended December 31,		Years ended December 31,
(Expressed in $'000's, except unit costs)		2022	2021	2022	2021
Cost of sales		43,057	46,915	164,179	122,889
Changes in doré inventory		1,379	353	1,984	2,066
Inventory adjustment		(1,691)	(1,072)	(1,691)	(2,815)
Export duties		(3,353)	(4,891)	(15,545)	(13,410)
Depletion and depreciation		(13,441)	(19,154)	(54,644)	(43,665)
By product credits		(982)	(77)	(1,214)	(260)
Production cash cost[1]		24,969	22,074	93,069	64,805
Changes in doré inventory		(1,379)	(353)	(1,984)	(2,066)
Realized gain in diesel hedge		(1,105)	(438)	(4,620)	(963)
Cash cost applicable per gold ounce sold	A	22,485	21,283	86,465	61,776
Ounces of gold sold	B	27,602	36,375	116,795	100,137
Cash cost per ounce of gold sold[1] ($/oz)	=A/B	815	585	740	617

Yaramoko Mine		Three months ended December 31,		Years ended December 31,
(Expressed in $'000's, except unit costs)		2022	2021	2022	2021
Cost of sales		42,084	42,381	171,846	80,812
Changes in doré inventory		-	719	(1,320)	1,542
Inventory net realizable value adjustment		-	(4,153)	(5,077)	(4,153)
Export duties		(2,732)	(3,018)	(11,630)	(5,993)
Depletion and depreciation		(17,884)	(13,235)	(64,894)	(28,974)
Refining charges		-	-	(329)	-
By product credits		-	(195)	(25)	(134)
Production cash cost		21,468	22,499	88,571	43,100
Changes in doré inventory		-	(719)	1,320	(1,542)
Refining charges		-	133	329	271
Cash cost applicable per gold ounce sold	A	21,468	21,913	90,220	41,829
Ounces of gold sold	B	26,250	29,077	107,433	56,571
Cash cost per ounce of gold sold ($/oz)	=A/B	818	754	840	739
The Yaramoko Mine was acquired as part of the acquisition of Roxgold which completed on July 2, 2021. Comparative figures in 2021 are included from July 2, 2021 onward.

Reconciliation of All-in Sustaining Cash Cost per Ounce of Gold Sold for the Three and Twelve Months Ended December 31, 2022 and 2021

Lindero Mine	Three months ended December 31,		Years ended December 31,
(Expressed in $'000's, except unit costs)	2022	2021	2022	2021
Cash cost applicable	22,484	21,283	86,464	61,776
Inventory net realizable value adjustment	2,351	-	2,351	-
Long-term inventory NRV	(1,299)	-	(1,299)	-
Export duties and mining taxes	3,353	4,891	15,545	13,410
General and administrative expenses (operations)	2,081	1,640	8,578	5,643
Adjusted operating cash cost	28,970	27,814	111,639	80,829
Sustaining leases	567	752	2,398	2,548
Sustaining capital expenditures[1]	3,973	7,214	18,035	27,522
Brownfields exploration expenditures[1]	184	389	1,288	875
All-in sustaining cash cost	33,694	36,169	133,360	111,774
Non-sustaining capital expenditures[1]	-	233	169	323
All-in cash cost	33,694	36,402	133,529	112,097
Ounces of gold sold	27,602	36,375	116,795	100,137
All-in sustaining cash cost per ounce of gold sold	1,221	994	1,142	1,116
All-in cash cost per ounce of gold sold	1,221	1,001	1,143	1,119
[1] Presented on a cash basis

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Yaramoko Mine	Three months ended December 31,		Years ended December 31,
(Expressed in $'000's, except unit costs)	2022	2021	2022	2021
Cash cost applicable	21,468	21,913	90,220	41,829
Inventory net realizable value adjustment	-	1,285	3,125	1,285
Export duties and mining taxes	2,732	3,018	11,630	5,993
General and administrative expenses (operations)	531	514	2,101	953
Adjusted operating cash cost	24,731	26,730	107,076	50,060
Sustaining leases	1,419	1,467	5,692	2,934
Sustaining capital expenditures[1]	18,994	13,520	45,665	21,387
Brownfields exploration expenditures[1]	2,855	47	5,873	138
All-in sustaining cash cost	47,999	41,764	164,306	74,519
All-in cash cost	47,999	41,764	164,306	74,519
Ounces of gold sold	26,250	29,077	107,433	56,571
All-in sustaining cash cost per ounce of gold sold	1,829	1,436	1,529	1,317
All-in cash cost per ounce of gold sold	1,829	1,436	1,529	1,317
The Yaramoko Mine was acquired as part of the acquisition of Roxgold which completed on July 2, 2021. Comparative figures in 2021 are included from July 2, 2021 onward.
[1] Presented on a cash basis

Reconciliation of Production Cash Cost per Tonne and Cash Cost per Payable Ounce of Silver Equivalent Sold for the Three and Twelve Months Ended December 31, 2022 and 2021

San Jose Mine		Three months ended December 31,		Years ended December 31,
(Expressed in $'000's, except unit costs)		2022	2021	2022	2021
Cost of sales		34,775	32,705	129,088	122,756
Changes in concentrate inventory		156	(118)	19	163
Depletion and depreciation in concentrate inventory		(47)	11	2	32
Inventory adjustment		(129)	(52)	137	(6)
Royalties and mining taxes		(1,260)	(1,587)	(5,262)	(5,955)
Workers participation		(601)	(1,236)	(2,477)	(5,809)
Depletion and depreciation		(10,510)	(8,789)	(37,775)	(32,257)
Cash cost[3]	A	22,384	20,934	83,732	78,924
Total processed ore (tonnes)	B	259,500	262,802	1,029,590	1,041,154
Production cash cost per tonne[3] ($/t)	=A/B	86.26	79.66	81.33	75.80
Cash cost[3]	A	22,384	20,934	83,732	78,924
Changes in concentrate inventory		(156)	118	(19)	(163)
Depletion and depreciation in concentrate inventory		47	(11)	(2)	(32)
Inventory adjustment		129	52	(137)	6
Treatment charges		(65)	190	(293)	(251)
Refining charges		1,012	1,157	3,801	4,318
Cash cost applicable per payable ounce sold[3]	C	23,351	22,440	87,082	82,802
Payable ounces of silver equivalent sold[1]	D	2,092,500	2,400,989	8,243,436	8,902,680
Cash cost per ounce of payable silver equivalent sold[2,3] ($/oz)	=C/D	11.16	9.35	10.56	9.30
Mining cost per tonne[3]		37.25	37.90	37.43	38.74
Milling cost per tonne		18.94	16.56	18.79	16.68
Indirect cost per tonne		20.98	16.84	16.86	13.72
Community relations cost per tonne		4.01	5.15	2.92	4.79
Distribution cost per tonne		5.08	3.20	5.33	1.88
Production cash cost per tonne[3] ($/t)		86.26	79.66	81.33	75.80

1 Silver equivalent sold for Q4 2022 is calculated using a silver to gold ratio of 81.2:1 (Q4 2021: 76.8:1). Silver equivalent sold for 2022 is calculated using a silver to gold ratio of 82.9:1 (2021: 71.5:1).

[2] Silver equivalent is calculated using the realized prices for gold and silver. Refer to Financial Results – Sales and Realized Prices
[3] 2021 restated, Sustaining leases moved to All-In Sustaining

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Caylloma Mine		Three months ended December 31,		Years ended December 31,
(Expressed in $'000's, except unit costs)		2022	2021	2022	2021
Cost of sales		16,676	18,585	67,491	67,917
Changes in concentrate inventory		(229)	939	(218)	297
Depletion and depreciation in concentrate inventory		120	165	(76)	61
Inventory adjustment		445	(61)	266	(61)
Royalties and mining taxes		(181)	(188)	(867)	(345)
Provision for community support		(78)	(2,125)	19	(2,125)
Workers participation		(419)	(214)	(1,808)	(1,838)
Depletion and depreciation		(3,080)	(3,607)	(14,032)	(16,182)
Cash cost[3]	A	13,254	13,494	50,775	47,724
Total processed ore (tonnes)	B	138,491	137,838	546,186	539,779
Production cash cost per tonne[3] ($/t)	=A/B	95.70	97.89	92.96	88.41
Cash cost	A	13,254	13,494	50,775	47,724
Changes in concentrate inventory		229	(939)	218	(297)
Depletion and depreciation in concentrate inventory		(120)	(165)	76	(61)
Inventory adjustment		(445)	61	(266)	61
Treatment charges		2,744	4,629	13,939	15,754
Refining charges		384	378	1,537	1,670
Cash cost applicable per payable ounce sold[3]	C	16,046	17,458	66,279	64,851
Payable ounces of silver equivalent sold[1]	D	1,287,998	1,261,967	5,372,277	4,819,365
Cash cost per ounce of payable silver equivalent sold[2,3] ($/oz)	=C/D	12.46	13.83	12.34	13.46
Mining cost per tonne		40.47	42.02	39.39	34.71
Milling cost per tonne		13.74	16.27	14.86	15.34
Indirect cost per tonne		32.10	29.45	30.16	29.49
Community relations cost per tonne		1.80	7.96	1.15	7.77
Distribution cost per tonne		7.59	2.18	7.40	1.10
Production cash cost per tonne[3] ($/t)		95.70	97.87	92.96	88.41

1 Silver equivalent sold for Q4 2022 is calculated using a silver to gold ratio of 0.0:1 (Q4 2021: 76.9:1), silver to lead ratio of 1:22.3 pounds (Q4 2021: 1:22.2), and silver to zinc ratio of 1:15.7 pounds (Q4 2021: 1:15.4). Silver equivalent sold for 2022 is calculated using a silver to gold ratio of 85.5:1 (2021: 70.9:1), silver to lead ratio of 1:22.2 pounds (2021: 1:25.3), and silver to zinc ratio of 1:13.9 pounds (2021: 1:18.6).

[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
[3] 2021 restated, Sustaining leases moved to All-In Sustaining

Reconciliation of All-in Sustaining Cash Cost and All-in Cash Cost per Payable Ounce of Silver Equivalent Sold for the Three and Twelve Months Ended December 31, 2022 and 2021

San Jose Mine	Three months ended December 31,		Years ended December 31,
(Expressed in $'000's, except unit costs)	2022	2021	2022	2021
Cash cost applicable[4]	23,351	22,440	87,082	82,802
Royalties and mining taxes	1,260	1,587	5,262	5,955
Workers' participation	751	1,545	3,096	7,261
General and administrative expenses (operations)	2,319	2,779	7,164	8,111
Adjusted operating cash cost[4]	27,681	28,351	102,604	104,129
Sustaining leases[4]	169	161	658	608
Sustaining capital expenditures[3]	3,695	5,137	15,731	14,492
Brownfields exploration expenditures[3]	961	2,176	5,606	8,784
All-in sustaining cash cost	32,506	35,825	124,599	128,013
Non-sustaining capital expenditures[3]	-	518	869	2,294
All-in cash cost	32,506	36,343	125,468	130,307
Payable ounces of silver equivalent sold[1]	2,092,500	2,400,989	8,243,436	8,902,680
All-in sustaining cash cost per ounce of payable silver equivalent sold[2]	15.53	14.92	15.11	14.38
All-in cash cost per ounce of payable silver equivalent sold[2]	15.53	15.14	15.22	14.64

1 Silver equivalent sold for Q4 2022 is calculated using a silver to gold ratio of 81.2:1 (Q4 2021: 76.8:1). Silver equivalent sold for 2022 is calculated using a silver to gold ratio of 82.9:1 (2021: 71.5:1).

[2] Silver equivalent is calculated using the realized prices for gold and silver. Refer to Financial Results - Sales and Realized Prices
[3] Presented on a cash basis
[4] 2021 restated, Sustaining leases moved from Cash Cost

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Caylloma Mine	Three months ended December 31,		Years ended December 31,
(Expressed in $'000's, except unit costs)	2022	2021	2022	2021
Cash cost applicable[4]	16,046	17,458	66,279	64,851
Royalties and mining taxes	181	188	867	345
Workers' participation	480	244	2,087	2,129
General and administrative expenses (operations)	928	786	4,063	3,625
Adjusted operating cash cost[4]	17,635	18,676	73,296	70,950
Sustaining leases[4]	845	681	3,350	2,851
Sustaining capital expenditures[3]	7,188	5,755	18,694	13,758
Brownfields exploration expenditures[3]	473	1,027	1,202	3,731
All-in sustaining cash cost	26,141	26,139	96,542	91,290
All-in cash cost	26,141	26,139	96,542	91,290
Payable ounces of silver equivalent sold[1]	1,287,998	1,261,967	5,372,277	4,819,365
All-in sustaining cash cost per ounce of payable silver equivalent sold[2]	20.30	20.71	17.97	18.94
All-in cash cost per ounce of payable silver equivalent sold[2]	20.30	20.71	17.97	18.94

1 Silver equivalent sold for Q4 2022 is calculated using a silver to gold ratio of 0.0:1 (Q4 2021: 76.9:1), silver to lead ratio of 1:22.3 pounds (Q4 2021: 1:22.2), and silver to zinc ratio of 1:15.7 pounds (Q4 2021: 1:15.4). Silver equivalent sold for 2022 is calculated using a silver to gold ratio of 85.5:1 (2021: 70.9:1), silver to lead ratio of 1:22.2 pounds (2021: 1:25.3), and silver to zinc ratio of 1:13.9 pounds (2021: 1:18.6).

[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
[3] Presented on a cash basis
[4] 2021 restated, Sustaining leases moved from Cash Cost

Additional information regarding the Company’s financial results and activities underway are available in the Company’s audited consolidated financial statements for the year ended December 31, 2022 and accompanying 2022 MD&A, which are available for download on the Company’s website,  www.fortunasilver.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Conference Call and Webcast

A conference call to discuss the financial and operational results will be held on Thursday, March 16, 2023 at 9:00 a.m. Pacific time | 12:00 p.m. Eastern time. Hosting the call will be Jorge A. Ganoza, President and CEO; Luis D. Ganoza, Chief Financial Officer; Cesar Velasco, Chief Operating Officer - Latin  America; David Whittle, Chief Operating Officer - West Africa; and Paul Weedon, Senior Vice President Exploration.

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at https://www.webcaster4.com/Webcast/Page/1696/47748 or over the phone by dialing in just prior to the starting time.

Conference call details:

Date:  Thursday, March 16, 2023

Time: 9:00 a.m. Pacific time | 12:00 p.m. Eastern time

Dial in number (Toll Free): +1. 888.506.0062

Dial in number (International): +1.973.528.0011

Entry code: 839621

Replay number (Toll Free): +1.877.481.4010

Replay number (International): +1.919.882.2331

Replay Passcode: 47748

Playback of the earnings call will be available until Thursday, March 30, 2023. Playback of the webcast will be available until Saturday, March 9, 2024. In addition, a transcript of the call will be archived on the Company’s website.

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About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with four operating mines in Argentina, Burkina Faso, Mexico, and Peru, and a fifth mine under construction in Côte d’Ivoire. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com | www.fortunasilver.com | Twitter | LinkedIn | YouTube

Forward-looking Statements

This news release contains forward-looking statements which constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (collectively, "Forward-looking Statements"). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, statements about the Company's plans for its mines and mineral properties; the Company’s anticipated financial and operational performance in 2023; estimated production and costs of production for 2023, including grade and volume of metal produced and sales, revenues and cashflows, and capital costs (sustaining and non-sustaining), and operating costs, including projected production cash costs and all-in sustaining costs; the ability of the Company to mitigate the inflationary pressures on supplies used in its operations; estimated capital expenditures and estimated exploration spending in 2023, including amounts for exploration activities at its properties; the Company’s plans for the transition from construction to operations of a mine at the Séguéla project in Cote d’Ivoire; the economics for the construction of the mine at the Séguéla project, including the estimated construction capital expenditures for the project, the timelines and schedules for the construction and production of gold at the Séguéla project; statements regarding the Company's liquidity, access to capital; the impact of high inflation on the costs of production and the supply chain;  the impact of COVID-19 on the Company’s operations; the Company's business strategy, plans and outlook; the merit of the Company's mines and mineral properties; mineral resource and reserve estimates, metal recovery rates, concentrate grade and quality; changes in tax rates and tax laws, requirements for permits, anticipated approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as "estimated", “expected”, “anticipated”, "potential", "open", "future", "assumed", "projected", "used", "detailed", "has been", "gain", "planned", "reflecting", "will", "containing", "remaining", "to be", or statements that events, "could" or "should" occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; the risks relating to a global pandemic, including the COVID-19 pandemic, as well as risks associated with war or other geo-political hostilities, such as the Ukrainian – Russian conflict, any of which could continue to cause a disruption in global economic activity; fluctuation in currencies and foreign exchange rates; increases in the rate of inflation; the imposition or any extension of capital controls in countries in which the Company operates; any changes in tax laws in Argentina and the other countries in which we operate; changes in the prices of key supplies; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; changes to current estimates of mineral reserves and resources; changes to production and cost estimates; the ability of Minera Cuzcatlan to successfully contest and revoke the resolution of SEMARNAT which revoked the environmental impact authorization at the San Jose mine; changes in the position of regulatory authorities with respect to the granting of approvals or permits; governmental and other approvals; changes in government, political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

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Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labour and contractor availability and other operating or technical difficulties); the construction at the Séguéla gold Project will continue on the time line and in accordance with the budget as planned; the duration and impacts of COVID-19; geo-political uncertainties that may affect the Company’s production, workforce, business, operations and financial condition; tthe expected trends in mineral prices and currency exchange rates; that the Company will be successful in mitigating the impact of inflation on its business and operations; that Minera Cuzcatlan will be successful in the legal proceedings to reinstate the environmental impact authorization at the San Jose mine; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms; that there will be no significant disruptions affecting the Company's operations, the ability to meet current and future obligations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves. Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.

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